UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

5200 Blue Lagoon Drive, Suite 855

Miami, Florida 33126

Attn: Martin E. Franklin

(561) 447-2510

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,257,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,257,142*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,257,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5 of Amendment No. 1 to this Statement on Schedule 13D, filed March 14, 2014.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,257,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,257,142*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,257,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5 of Amendment No. 1 to this Statement on Schedule 13D, filed March 14, 2014.

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 3, 2014, Mariposa entered into a support agreement (the “Support Agreement”) with the Issuer pursuant to which it agreed to vote, at a special meeting of the Issuer’s stockholders (the “Special Meeting”), in favor of (i) the approval of the issuance and sale of shares of Common Stock, in an amount greater than 1% of the number of shares of Common Stock outstanding as of the date of the Support Agreement, to an entity or group of entities that (a) own more than 10% of the Issuer’s outstanding Common Stock as of such date and (b) have a representative on the Issuer’s board of directors (the “Proposal”), and (ii) any proposal to adjourn or postpone the Special Meeting to a later date if there are not sufficient votes for approval of the Proposal on the date of the Special Meeting.

Item 7.	Materials to be Filed as Exhibits.

Exhibit D — Support Agreement, dated October 3, 2014, by and between the Issuer and Mariposa.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: President

/s/ Martin E. Franklin
Martin E. Franklin

Exhibit D

SUPPORT AGREEMENT

SUPPORT AGREEMENT, dated as of October 3, 2014 (this “Agreement”), between Platform Specialty Products Corporation, a Delaware corporation (the “Company”) and the stockholder and its affiliates set forth on the signature page hereto (each a “Holder” and collectively, the “Holders”).

WHEREAS, each Holder beneficially owns (or on the record date of the Special Meeting (as defined below) will beneficially own), directly or indirectly, shares of common stock, par value $0.01 per share (the “Shares”) of the Company (the “Common Stock”);

WHEREAS, the Company proposes to conduct a private placement of its Common Stock to certain of its existing stockholders (the “Offering”);

WHEREAS, an entity or group of entities that own more than 10% of the Company’s outstanding Common Stock and have a representative on the Company’s Board of Directors (the “Related Party”) desire to participate in the Offering;

WHEREAS, pursuant to Section 312.03 of the NYSE Listed Company Manual, the Company intends to call and hold a special meeting of its stockholders (the “Special Meeting”) to approve the issuance and sale of Common Stock to the Related Party in an amount in excess of 1% of the number of shares of Common Stock outstanding on the date hereof (the “Proposal”).

NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) Each Holder hereby agrees to vote at the Special Meeting all of the Shares beneficially owned as of the record date for the Special Meeting (i) in favor of the approval of the Proposal and (ii) without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone the Special Meeting to a later date if there are not sufficient votes for approval of such matters on the date on which the Special Meeting is held.

(b) Each Holder hereby revokes (or causes to be revoked) any and all previous voting proxies granted with respect to the voting of any of the Shares.

2. Representations and Warranties of the Holders. The Holder represents and warrants to the Company as follows:

(a) Each Holder has full requisite authority and power to execute, deliver and perform its obligations under this Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on the part of the Holder and no other proceedings on the part of the Holder are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.

(b) Each Holder holds, beneficially or of record, good and valid title to the Shares and has the power to vote the Shares.

3. Termination. This Agreement and the obligations of the parties under this Agreement may only be terminated upon the mutual consent of all parties hereto; provided, however, that this Agreement shall automatically terminate, without any action by the parties hereto, if the Special Meeting has not been held by January 31, 2015.

4. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent via electronic mail, sent by an internationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to the Company, at the offices of the Company at 245 Freight Street, Waterbury, CT 06702, Attn: John L. Cordani, Facsimile: (203) 575-7970; with copies (which shall not constitute notice) to: Greenberg Traurig P.A., Attn: Donn Beloff, 401 East Las Olas Blvd., Suite 2000, Fort Lauderdale, FL 33301, Facsimile: (954) 765-1477; and

(ii) if to a Holder, at the most current address given by the transfer agent and registrar of the Shares to the Company.

(c) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement is fulfilled to the extent possible.

(d) This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

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(e) This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

(f) This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

(g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h) Each of the parties hereto hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 4(h), (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the action in such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement or the subject matter hereof, may not be enforced in or by such courts.

(i) Subject to applicable law, any provision of this Agreement may be waived. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom waiver is sought; provided, that any waiver given in compliance with this Section 4(i) or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Subject to applicable law, any of the provisions of this Agreement may be amended at any time, by the mutual written agreement of

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the parties. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

(j) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(k) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any party. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled to at law or in equity.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ Frank J. Monteiro
Name: Frank J. Monteiro
Title: Chief Financial Officer

HOLDER Mariposa Acquisition, LLC

/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Managing Member